   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1998.
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------


                               CENTEX CORPORATION
             (Exact name of registrant as specified in its charter)

            NEVADA                                75-0778259
(State or other jurisdiction of                (I.R.S. employer
 incorporation or organization)              identification number)

        2728 NORTH HARWOOD                      RAYMOND G. SMERGE
       DALLAS, TEXAS 75201            EXECUTIVE VICE PRESIDENT, CHIEF LEGAL
          (214) 981-5000                      OFFICER AND SECRETARY
(Address, including zip code, and              CENTEX CORPORATION
 telephone number, including area              2728 NORTH HARWOOD
 code, of registrant's principal              DALLAS, TEXAS 75201
        executive offices)                      (214) 981-5000
                                    (Name, address, including zip code, and
                                 telephone number, including area code, of agent
                                                    for service)

                           ---------------------------
                                    Copy To:
                              JAMES R. PEACOCK III
                             THOMPSON & KNIGHT, P.C.
                               1700 PACIFIC AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 969-1700
                           ---------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                                  PROPOSED          PROPOSED
                                                                   MAXIMUM          MAXIMUM
                                                 AMOUNT           OFFERING         AGGREGATE          AMOUNT OF
          TITLE OF EACH CLASS OF                 TO BE            PRICE PER         OFFERING         REGISTRATION
       SECURITIES TO BE REGISTERED             REGISTERED          UNIT(1)          PRICE(1)             FEE
--------------------------------------------------------------------------------------------------------------------
Debt Securities,                               $100,000,000          100%          $100,000,000         $29,500
 various series...........................      aggregate
                                             principal amount
====================================================================================================================

===============================================================================

(1)  Estimated solely for the purpose of calculating the registration fee.

                           ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================


           THE PROSPECTUS CONTAINED HEREIN RELATES TO THE REGISTRANT'S
                       REGISTRATION STATEMENT ON FORM S-3
   (FILE NO. 33-61223) PREVIOUSLY FILED WITH THE COMMISSION ON JULY 21, 1995.

     [Form of Prospectus Supplement. A Prospectus Supplement containing the terms of [Debt Securities] being offered will be given to prospective investors along with the Prospectus.]


               PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED    , 199




                                     [LOGO]





                                        $

                                [DEBT SECURITIES]

                               CENTEX CORPORATION

                            2728 North Harwood Street
                               Dallas, Texas 75201
                                 (214) 981-5000



     [Brief description of the [Debt Securities] to be completed at time of offering.]


     [Brief description of offering price of the [Debt Securities], including price to the public of the [Debt Securities], the underwriter's discounts and commissions and the net proceeds we are to receive, on both a per unit basis and for the total amount of the offering.]


                           ---------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

                           ---------------------------


                                 [UNDERWRITERS]

                           ---------------------------


              THE DATE OF THIS PROSPECTUS SUPPLEMENT IS    , 199 .

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
                              Prospectus Supplement

Use of Proceeds...................................................................................................3

Capitalization....................................................................................................3

[Ratings .........................................................................................................4

[Recent Developments..............................................................................................4

Description of [Debt Securities]..................................................................................4
         General  ................................................................................................4

Underwriting......................................................................................................4

                                   Prospectus

About this Prospectus.............................................................................................2

Where You Can Find More Information...............................................................................2

The Company.......................................................................................................2

Use of Proceeds...................................................................................................3

Ratio of Earnings to Fixed Charges................................................................................3

Summary of Selected Financial Data................................................................................4

Description of Debt Securities....................................................................................5
         General  ................................................................................................5
         Covenants................................................................................................6
         Payment and Transfer.....................................................................................6
         Senior Debt Securities...................................................................................6
         Subordinated Debt Securities.............................................................................7
         Global Certificates......................................................................................7
         Events of Default........................................................................................8
         Defeasance...............................................................................................9
         Consolidation, Merger or Sale...........................................................................10
         Modification of the Indentures..........................................................................10
         Certificates and Opinions to Be Furnished to Trustee....................................................10
         Report to Holders of Debt Securities....................................................................10
         The Trustee.............................................................................................10
         Ratings  ...............................................................................................11

Plan of Distribution.............................................................................................11
         By Agents...............................................................................................11
         By Underwriters.........................................................................................11
         Direct Sales............................................................................................11
         General Information.....................................................................................11

Legal Opinions...................................................................................................12

Experts  ........................................................................................................12

                                 USE OF PROCEEDS

       The net proceeds from the sale of the offered securities are estimated to be approximately $ (after we pay underwriting discounts and expenses). We will use these proceeds initially to repay short-term notes payable to banks and commercial paper borrowings with a weighted average interest rate of approximately %.

                                 CAPITALIZATION

       The following table sets forth the capitalization of Centex as of , 199 and as adjusted (unaudited) to give effect to the issuance of the [Debt Securities] and the application of the proceeds as indicated under "Use of Proceeds".


                                                                                                , 199
                                                      -------------------------------------------------------------------
                                                        CENTEX CORPORATION
                                                         AND SUBSIDIARIES      CENTEX CORPORATION      FINANCIAL SERVICES
                                                      ---------------------  ----------------------  --------------------
                                                                     AS                      AS                     AS
                                                       ACTUAL     ADJUSTED     ACTUAL     ADJUSTED     ACTUAL    ADJUSTED
                                                      -------    ---------   ---------   ----------  ---------  ---------
                                                                             (dollars in thousands)
Short-term debt(1)(5)(6)............................  $          $           $           $           $          $
Long-term debt(2)(5)................................
[Debt Securities], offered hereby...................
Subordinated debentures(3)..........................
Other indebtedness(4)...............................
Total debt..........................................
Stockholders' Equity:
Preferred stock, undesignated par value; authorized
    5,000,000 shares; none issued...................
Common stock, $.25 par value; authorized 100,000,000
    shares;          shares outstanding(7)..........
Capital in excess of par value......................
Retained earnings...................................
Total stockholders' equity..........................
Total debt and stockholders' equity.................  $          $           $           $           $          $
                                                      =========  =========== ==========  =========== ========== =

----------

(1)   Short-term debt of $ billion at    , 199 included $     million in
      commercial paper, $     million owed to banks and $     million owed to
      other financial institutions. Centex borrows on a short-term basis from banks under uncommitted lines which bear interest at prevailing money market rates. The weighted average interest rate on such short-term debt
      at   , 199 was    %.

(2) [Description of Centex's long term credit facilities with banks in effect at time of offering.]

(3) In March 1987, Centex issued $100,000,000 of 8.75% subordinated notes maturing March 1, 2007. These notes are not redeemable prior to maturity. In June 1987, Centex issued $20,000,000 of 8.80% subordinated notes maturing June 30, 2007. These notes were redeemed by Centex in April 1998. In June 1995, Centex issued $100,000,000 of 7 3/8% subordinated notes maturing June 1, 2005. These notes are not redeemable by Centex prior to maturity. [Description of the priority of such indebtedness compared to the offered Debt Securities and an appropriate cross reference to the Prospectus.]

(4)   Includes $2.1 million of convertible subordinated debt due in the year
      2000.

(5)   At     , 199    , the total amount of Centex's outstanding debt that
      would rank [senior to][equal to] the [Debt Securities] was approximately $ million, including approximately $ million of debt to Centex's subsidiaries. See "Description of Debt Securities" in the accompanying Prospectus.

(6) In an effort to be more meaningful, this table shows the capitalization of Centex on a fully-consolidated basis, including the consolidated debt of Centex's financial services operations, which include [CTX Mortgage Company (Centex's mortgage banking subsidiary,)] [Centex Financial Services, Inc.], and [Centex Home Equity Corporation (Centex's subprime mortgage lender)]; the capitalization related to Centex's business operations other than financial services operations; and the capitalization related to Centex's financial services operations. Centex also uses this format in presenting its consolidated balance sheets.

(7)   At     , 199   , Centex had     shares of its common stock reserved for
      issuance under its stock option plans, of which were subject to outstanding options.

                                    [RATINGS

     At the time of their issuance, the [Debt Securities] will be rated by and by. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.]

                              [RECENT DEVELOPMENTS

     To be completed with additional information, if necessary.]

                        DESCRIPTION OF [DEBT SECURITIES]

     You should read carefully the following description of the terms of the [Debt Securities] along with the description of the general terms of the Debt Securities set forth in the accompanying Prospectus.

GENERAL

     [Terms to be completed at time of offering.]


                                  UNDERWRITING

     [Terms to be completed at time of offering.]

================================================================================


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER.


                                     [LOGO]




                                        $


                                [DEBT SECURITIES]



                                   ----------


                              Prospectus Supplement

                                   ----------


                                 [UNDERWRITERS]




                               ____________, 1998


================================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1998

PROSPECTUS


                                     [LOGO]


                                  $100,000,000

                                 DEBT SECURITIES


                               CENTEX CORPORATION

                            2728 North Harwood Street
                               Dallas, Texas 75201
                                 (214) 981-5000

                                   ----------


     We may offer unsecured general obligations of our company in the form of either senior or subordinated debt. Senior debt includes our notes, debt and guarantees, which are for money borrowed and not subordinated. Subordinated debt, designated at the time it is issued, is entitled to interest and principal payments after the senior debt payments.

     We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the supplements carefully before you invest.

                                   ----------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                                   ----------

     The information in this Prospectus is incomplete and may be changed. We may not sell these securities until a registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. We may not use this Prospectus to sell Debt Securities unless we also give prospective investors a Prospectus Supplement.


                                   ----------

                 The date of this Prospectus is October , 1998.

                              ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

     We are complying with the SEC's plain English program. This is an initiative launched by the SEC to make prospectuses and other information more understandable to the general investor. To see more detail, you should read the exhibits filed with this registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

o Joint Annual Report on Form 10-K of Centex, 3333 Holding Corporation and Centex Development Company, L.P. for the year ended March 31, 1998; and

o Joint Quarterly Report on Form 10-Q of Centex, 3333 Holding Corporation and Centex Development Company, L.P. for the quarter ended June 30, 1998.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Corporate Secretary
     Centex Corporation
     2728 North Harwood Street
     Dallas, Texas 75201
     (214) 981-5000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                   THE COMPANY

     Centex Corporation is one of the nation's largest home builders, mortgage lenders and general building contractors. We currently operate in five principal business segments: Home Building, Investment Real Estate, Financial Services, Construction Products and Contracting and Construction Services. The Home Building business has expanded to include both Conventional Homes and Manufactured Homes. The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land. In March 1997, we entered into the Manufactured Homes business when we acquired approximately 80% of the common stock of Cavco Industries, Inc. Manufactured Homes operations include the manufacture of quality residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers. Investment Real Estate operations involve the acquisition, development and sale of land, the development of industrial, office, retail and other commercial projects and apartment complexes. Through our Financial Services operations, we offer financing of conventional and manufactured homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others. We also manufacture cement, gypsum wallboard and ready-mix concrete for distribution and sale through our Construction Products operations. Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational facilities. In April 1994, our construction products subsidiary, Centex Construction Products, Inc. ("CXP"), completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by CXP, our ownership interest in CXP was 56.4% as of June 30, 1998.

     Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.

                                 USE OF PROCEEDS

     Except as otherwise provided in the related Prospectus Supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes, and substantially all of the proceeds initially will be used to repay short-term notes payable to banks and commercial paper borrowings.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                        THREE MONTHS
                                                        ENDED JUNE 30,               FISCAL YEARS ENDED MARCH 31,
                                                        --------------      ------------------------------------------------
                                                        1998       1997      1998       1997       1996       1995       1994
                                                        ----       ----     -----       ----       ----       -----      ----
Centex (excluding financial services and
        savings and loan operations)...............     10.89x     6.10x      5.86x      4.46x      2.56x      4.57x      2.80
Total enterprise ..................................      3.58x     3.29x      3.69x      3.28x      2.17x      3.23x      2.77x

     These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, "earnings" is determined by adding "fixed charges" (excluding interest capitalized), income taxes, minority common stockholders' equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% stock is owned. For this purpose, "fixed charges" consists of (i) interest on all debt and amortization of debt discount and expense, (ii) interest capitalized, and (iii) an interest factor attributable to rentals.

                       SUMMARY OF SELECTED FINANCIAL DATA

     In the table below, we provide you with selected historical consolidated financial data of Centex Corporation. We prepared this information using the consolidated financial statements of Centex Corporation for each of the fiscal years in the five-year period ended March 31, 1998, as well as for the three-month periods ended June 30, 1998 and 1997. The financial statements as of the dates indicated and for each of the fiscal years in the five-year period ended March 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants. The financial statements for the three-month periods ended June 30, 1998 and 1997 have not been audited.

     When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying Notes that Centex Corporation has included in its joint annual report on Form 10-K for the year ended March 31, 1998 and its joint quarterly report on Form 10-Q for the three months ended June 30, 1998. (You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 2.)


                                     THREE MONTHS ENDED
                                       JUNE 30,                                       FISCAL YEARS ENDED MARCH 31,
                                 ---------------------------  --------------------------------------------------------------------
                                      1998          1997           1998            1997         1996        1995            1994
                                                                          (DOLLARS IN THOUSANDS)
Revenues (1)...................  $  1,110,606  $   861,375   $ 3,975,450   $   3,784,991  $  3,102,987  $ 3,277,504   $  3,039,709
Net earnings (2)...............        48,161       27,010       144,806         106,563        53,365       92,248         85,162
Total assets...................     3,854,893    2,836,826     3,416,219       2,678,829     2,336,966    2,049,698      2,580,356
Total long-term debt, including
   debentures (3)..............       208,431      240,530       237,715         236,769       321,002      222,530        222,832
Total debt (3).................       475,877      400,530       311,538         283,769       408,253      427,381        429,470
Deferred income tax (asset)
   liability (3)...............      (124,398)    (192,869)     (144,090)       (195,983)       16,085       27,795         35,088
Stockholders' equity...........     1,034,460      866,942       991,172         835,777       772,836      668,227        668,659
Total debt as a percent of total
   capitalization (total debt,
   deferred income tax
   liability, negative goodwill,
   minority interest and
   stockholders' equity) (3)...          27.7%        29.4%         20.3%           20.9%         35.6%        38.0%          37.9%

----------
(1) As a result of CXP's repurchases of its own stock during the June 30, 1996 quarter, Centex's ownership interest in CXP increased to more than 50% (and principally as a result of additional repurchases by CXP, 56.4% as of June 30, 1998). Accordingly, beginning with the quarter ended June 30, 1996, CXP's financial results have been consolidated with those of Centex and are reflected in Centex's revenues and earnings. Had CXP's revenues been consolidated for the years ended March 31, 1996, 1995 and 1994, Centex's consolidated revenues for those years would have increased by $222,594, $194,313 and $166,826, respectively.
(2) Net earnings for the fiscal year ended March 31, 1995 include a nonrecurring gain of $37.5 million realized in connection with an initial public offering of 51% of CXP's common stock.
(3) Excludes debt and deferred income taxes of the financial services subsidiaries and discontinued savings and loan operations. Reference is made to Note 6 under "Capitalization" in the accompanying Prospectus Supplement and to the consolidated balance sheet and Note (A) to the Company's Consolidated Financial Statements incorporated by reference in the joint annual report on Form 10-K of Centex for the year ended March 31, 1998, which annual report on Form 10-K is incorporated by reference.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities or subordinated debt securities. The Debt Securities will be issued under one or more separate indentures between us and Chase Bank of Texas, National Association (f/k/a Texas Commerce Bank, National Association) as Trustee. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indentures and the Subordinated Indentures are called "Indentures". As used in this section of the Prospectus, unless the context otherwise requires, "debt securities" in lower case letters shall mean all debt securities issued or issuable, as the case may be, under the respective Indentures, and "Debt Securities" with initial capital letters shall mean the Debt Securities covered by this Prospectus and any accompanying Prospectus Supplement.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the following summary have the meanings specified in the Indentures unless otherwise defined below.

GENERAL

     Because we are a holding company that conducts all of our operations through our subsidiaries, holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 1998, our subsidiaries had approximately $1.3 billion of outstanding debt. Moreover, our ability to pay principal and interest on the Debt Securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The Indentures under which the Debt Securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, in connection with managing our working capital needs, from time to time we borrow funds and lend funds to our subsidiaries. Our indebtedness to our subsidiaries will rank equally in right of payment to Senior Debt Securities and senior in right of payment to Subordinated Debt Securities.

     A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

o    The title, type and amount of the Debt Securities;

o    The total principal amount and priority of the Debt Securities;

o The percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

o    The dates on which the principal of the Debt Securities will be payable;

o The interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

o    Any optional redemption periods;

o Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

o Any provisions granting special rights to holders when a specified event occurs;

o    Any changes to or additional Events of Defaults or covenants;

o Any special tax implications of the Debt Securities, including provisions for Original Issue Discount Securities, if offered; and

o    Any other terms of the Debt Securities.

     None of the Indentures limits the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt Securities of a series may be issued in registered, bearer, coupon or global form.

COVENANTS

     Under the Indentures, we will:

o pay the principal, interest and any premium on the Debt Securities when due;

o    maintain a place of payment;

o deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT AND TRANSFER

     Unless designated otherwise, principal, interest and any premium on fully registered securities will be paid in Dallas, Texas. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Sections 2.04, 2.06 and 5.07)

SENIOR DEBT SECURITIES

     Generally speaking, Senior Debt Securities will rank equally with all of our other Senior Debt and unsubordinated debt. As of June 30, 1998, the total amount of our debt that would rank equally with Senior Debt Securities was approximately $553.1 million, including approximately $285.6 million of debt to our subsidiaries. All series of Senior Debt Securities issued under the Senior Indenture will rank equally in right of payment with each other and with such senior notes. Any additional senior debt securities would rank equally in right of payment with the Senior Debt Securities offered hereby. Further, the Senior Indenture does not prohibit us from issuing additional debt securities that may rank equally in right of payment to the Senior Debt Securities.

     Any Senior Debt Securities offered pursuant to the Senior Indenture will be senior in right of payment to our $100,000,000 of 8.75% subordinated notes due March 1, 2007 and $100,000,000 of 7-3/8% subordinated notes due June 1, 2005, all issued under the Subordinated Indenture.

     "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of Centex for money borrowed by us, not expressed to be subordinate or junior in right of payment to any other indebtedness of Centex.

SUBORDINATED DEBT SECURITIES

     The Subordinated Debt Securities will have a junior position to all of our Senior Indebtedness. Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

o of any insolvency, bankruptcy or similar proceeding involving us or our property, or

o we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due.

     The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

     The Subordinated Indenture provides that the Subordinated Debt Securities are equal in priority to a $2,100,000 convertible subordinated note due in the year 2000, are entitled to similar rights of subrogation and are otherwise not superior in right of payment to such note. (Subordinated Indenture Section 3.02.) All series of Subordinated Debt Securities as well as other series of subordinated debt securities issued under the Subordinated Indenture, including our $100,000,000 8.75% subordinated notes due March 1, 2007 and our $100,000,000
7-3/8% subordinated notes due June 1, 2005, will rank equally with each other in right of payment.

     Except as discussed below, the Subordinated Indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, the Subordinated Debt Securities during the continuance of any default in respect of certain Senior Debt or any default under any agreement pursuant to which the Senior Debt was issued beyond the period of grace, unless and until such default on the Senior Debt is cured or waived. (Subordinated Indenture Section 3.02.)

     Except as discussed below, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us, our creditors or our property, the holders of all Senior Debt will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due thereon before the holders of the Subordinated Debt Securities are entitled to receive any payment of the principal of and premium, if any, or interest on the Subordinated Debt Securities. (Subordinated Indenture Section 3.02.) Because of this subordination, if we become insolvent, our creditors who are not holders of Senior Debt or of the Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt but may recover more, ratably, than holders of the Subordinated Debt Securities.

GLOBAL CERTIFICATES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

     The specific terms of the depository arrangements with respect to any Debt Securities of a series will be described in a prospectus supplement.

     Unless otherwise specified in a prospectus supplement, Debt Securities issued in the form of a global certificate to be deposited with a Depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the Depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by the global certificate to the accounts of institutions that have accounts with the Depository or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of the Debt Securities or by us, if the Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global certificate.

     So long as the Depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by the global certificate for all purposes under the Indentures. Except as set forth below, owners of beneficial interests in a global certificate will not be entitled to have Debt Securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable Indenture.

     Payment of principal of, premium, if any, and any interest on Debt Securities of a series registered in the name of or held by a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the Debt Securities. None of Centex, the Trustee, any Paying Agent, or the applicable Debt Security Registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the Depository for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the Depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and such payments will be the responsibility of the participants. However, we have no control over the practices of the Depository and/or the participants and there can be no assurance that these practices will not be changed.

     Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the Depository.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as Depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

EVENTS OF DEFAULT

     "Event of Default" when used in an Indenture will mean any of the following:

o    failure to pay the principal or any premium on any Debt Security when due;

o    failure to deposit any sinking fund payment when due;

o    failure to pay interest on any Debt Security for 30 days;

o failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

o    certain events in bankruptcy, insolvency or reorganization of Center; or

o any other Event of Default included in any Indenture or supplemental indenture. (Section 7.01.)

     An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the Debt Securities of the series may declare the entire principal of that series due and payable immediately. (Section 7.01.) If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 7.01.) The Trustee will not be charged with knowledge of any Event of Default other than our failure to make principal and interest payments unless actual written notice is received by the Trustee. (Section 7.01.)

     The Indentures limit the right to institute legal proceedings. No holder of any Debt Securities will have the right to bring a claim under an Indenture unless (i) the holder has given written notice of default to the Trustee; (ii) the holders of not less than 25% of the aggregate principal amount of Debt Securities of such series shall have made a written request to the Trustee to bring the claim and furnished the Trustee such reasonable indemnification as it may require; (iii) the Trustee has not commenced such action within 60 days of receipt of such notice and indemnification; and (iv) no direction inconsistent with such request has been given to the Trustee by the holders of not less than a majority of the aggregate principal amount of the Debt Securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of Debt Securities may enforce payment of the principal of or premium, if any, or interest on their Debt Securities. No holder of Debt Securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of Debt Securities of such series. (Section 7.04.)

     The holders of a majority in aggregate principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any power conferred on the Trustee, provided, however, that the Trustee may decline to follow such direction if, being advised by counsel, the Trustee determines that the action may not lawfully be taken, or if the Trustee in good faith determines that the action would be unduly prejudicial to the holders of the Debt Securities not taking part in the action or would involve the Trustee in personal liability. (Section 7.06.)

     Each Indenture provides that, in case an Event of Default in respect of a particular series of Debt Securities has occurred, the Trustee is to use the degree of care of a prudent man in the conduct of his own affairs. (Section 8.01.) Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or power under the Indenture at the request of any of the holders of the Debt Securities of such series unless they have furnished to the Trustee reasonable security or indemnity. (Section 8.02.)

     We will be required to furnish to the Trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant Indenture. (Section 5.06.)

DEFEASANCE

     We will be discharged from our obligations on the Debt Securities of any series at any time we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 13.01.)

     Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

CONSOLIDATION, MERGER OR SALE

     Each Indenture generally permits us to consolidate or merge with another corporation. The Indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. (Article Twelve.)

MODIFICATION OF THE INDENTURES

     Under each Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. We cannot modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the Trustee, without obtaining the consent of the holders of any series of Debt Securities, to cure any ambiguity or to correct or supplement any provision of an Indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the Trustee or to make any other provisions with respect to matters or questions arising under the Indentures, provided that such action shall not adversely affect the interests of the holders of the Debt Securities. Supplemental indentures may also be entered into without the consent of holders of any series of Debt Securities to set forth the terms of additional series of Debt Securities, to evidence the succession of another person to our obligations under the Indenture or to add to our covenants. (Article Eleven.)

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Each Indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 15.07.)

REPORT TO HOLDERS OF DEBT SECURITIES

     We will provide audited financial statements annually to holders of Debt Securities. (Section 6.03.) The Trustee is required to submit an annual report to the holders of the Debt Securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Debt Securities.

THE TRUSTEE

     Chase Bank of Texas, National Association, whose Corporate Trust Office is located at 2200 Ross Avenue, Fifth Floor, Dallas, Texas 75201, will be the Trustee under the Subordinated Indenture and the Senior Indenture. Chase Bank of Texas, National Association also serves as Trustee with respect to our $100,000,000 8.75% subordinated notes due March 1, 2007 and our $100,000,000
7-3/8% subordinated notes due June 1, 2005, all previously issued under the Subordinated Indenture, as supplemented by a Subordinated Indenture Supplement dated as of March 12, 1987 and a Subordinated Indenture Supplement dated as of June 9, 1995, respectively.

     Pursuant to applicable provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of Senior Debt Securities will force the Trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Likewise, any uncured Event of Default with respect to any series of Subordinated Debt Securities will force the Trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions.

     Centex and its affiliates maintain other banking relationships in the ordinary course of business with the Trustee and its affiliates.

     The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series. (Section 8.10.)

     Each Indenture contains certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 8.13.)

RATINGS

     Particular series of Debt Securities may be rated by one or more nationally recognized statistical rating agencies. The rating agency or agencies and rating or ratings to be assigned with respect to a series of Debt Securities will be specified in the prospectus supplement for the series of Debt Securities.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

     Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal
Officer and Secretary, will issue an opinion about the legality of the offered securities for us. Certain legal matters in connection with the offered securities will be passed upon for us by Thompson & Knight, P.C., Dallas, Texas, our special counsel. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                     EXPERTS

     Arthur Andersen LLP, independent accountants, audited our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen as experts in accounting and auditing in giving the report.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                SEC registration fee....................................................     $    29,500
                Trustee's fees and expenses (including legal fees)......................          20,000
                Accounting fees and expenses............................................          25,000
                Legal fees and expenses.................................................          25,000
                Printing expenses.......................................................          10,000
                Blue Sky fees and expenses (including legal fees).......................          10,000
                Rating Agency fees......................................................          65,000
                Miscellaneous...........................................................           5,500
                                                                                            ------------

                Total...................................................................    $    190,000
                                                                                            ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant is a Nevada corporation. Pursuant to the provisions of
Section 78.751 of the Nevada General Corporation Law (the "NGCL"), every Nevada corporation has authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause or belief his conduct was unlawful.

         Under Nevada law, the Registrant also has the authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made, however, for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent any person referred to in the two immediately preceding paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding, the NGCL provides that such person must be indemnified by the corporation against expenses including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         Section 78.751 of the NGCL requires the corporation to obtain a determination that any discretionary indemnification is proper under the circumstances. Such a determination must be made by the corporation's stockholders; its board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or under certain circumstances, by independent legal counsel. The Articles of Incorporation of the Registrant provide for indemnification of its directors and officers to the extent provided by Nevada law.

         In addition, Section 78.037 of the NGCL permits Nevada corporations to include in their articles of incorporation a provision eliminating the personal liability of their directors and officers, to the corporation or stockholders, for damages resulting from their breach of fiduciary duties. An amendment to the Articles of Incorporation of the Registrant was adopted by its stockholders at the annual meeting held on July 15, 1987 in order to effect the permitted limitation on liability. This limitation on liability is also reflected in the Bylaws of the Registrant.

         The Bylaws of the Registrant provide that the corporation shall indemnify its directors, officers, employees and agents to the fullest extent provided by the NGCL and its Articles of Incorporation. In addition, the Bylaws of the Registrant provide for indemnification to the same extent of any director, officer or employee of the corporation who serves in any fiduciary capacity with respect to any profit sharing, pension or other type of welfare plan or trust for the benefit of employees of the corporation or its subsidiaries.

         Reference is also made to the indemnification provisions of Section 8 of the form Underwriting Agreement filed as Exhibit 1.1 hereto for provisions relating to the indemnification of directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         The Registrant has entered into indemnification contracts with its directors and may enter into similar contracts from time to time with certain officers and employees of the Registrant and its subsidiaries who are not directors of the Registrant. The general effect of the indemnification contracts is to provide that the indemnitees shall be indemnified to the fullest possible extent permitted by the law against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in any action or proceeding, including any action by or in the right of the Registrant, by reason of their service in the foregoing capacities. The provisions of the aforementioned indemnification contracts were approved by the Registrant's stockholders at the annual meeting of stockholders held on July 16, 1986.

         The Registrant also maintains insurance to protect itself and its directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

         The foregoing summaries are necessarily subject to the complete text of the statute, articles of incorporation, bylaws, agreements and insurance policies referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS

         The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.

ITEM 17. UNDERTAKINGS

         (a)      Rule 415 offering.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant
         Statement:

                           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Filings incorporating subsequent Exchange Act documents by reference.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)      Acceleration of effectiveness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d)      Rule 430A offering.

         The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, as of September 30, 1998.

                                        CENTEX CORPORATION
                                        (Registrant)



                                        By:  /s/ Laurence E. Hirsch
                                           -------------------------------------
                                             Laurence E. Hirsch
                                             Chairman of the Board and
                                             Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Laurence E. Hirsch, and David W. Quinn, or any of them, as attorney-in-fact to execute in the name and on behalf of each such person individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments, with all exhibits thereto and other documents in connection therewith.




             SIGNATURES                               CAPACITY IN WHICH SIGNED                         DATE
             ----------                               ------------------------                         ----

       /s/ Laurence E. Hirsch                         Chairman of the Board and                September 30, 1998
-----------------------------------------             Chief Executive Officer;
           Laurence E. Hirsch                                 Director
                                                    (Principal Executive Officer)


       /s/ David W. Quinn                           Vice Chairman of the Board and             September 30, 1998
-----------------------------------------             Chief Financial Officer;
           David W. Quinn                                     Director
                                                     (Principal Financial Officer)


       /s/ Barry G. Wilson                                    Controller                       September 30, 1998
-----------------------------------------           (Principal Accounting Officer)
           Barry G. Wilson


       /s/ Alan B. Coleman                                Director                             September 30, 1998
-----------------------------------------
           Alan B. Coleman



                                                          Director
-----------------------------------------
           Dan W. Cook III




             SIGNATURES                               CAPACITY IN WHICH SIGNED                         DATE
             ----------                               ------------------------                         ----


       /s/ Juan L. Elek
-----------------------------------------
           Juan L. Elek                                    Director                            September 30, 1998



       /s/ Clint W. Murchison, III                         Director                            September 30, 1998
-----------------------------------------
           Clint W. Murchison, III



       /s/ Charles H. Pistor                               Director                            September 30, 1998
-----------------------------------------
           Charles H. Pistor



       /s/ Paul R. Seegers                                 Director                            September 30, 1998
-----------------------------------------
           Paul R. Seegers



              /s/ Paul T. Stoffel                          Director                            September 30, 1998
-----------------------------------------
                Paul T. Stoffel


                                INDEX TO EXHIBITS



   EXHIBIT                                                                                                 SEQ. NO.
   NUMBER                                                                                                    Page
   ------                                                                                                   -----
      1.1     Form of Underwriting Agreement, including form of Pricing
              Agreement (filed as Exhibit 1.1 to the Registrant's Form S-3
              Registration Statement (File No. 33-61223), and incorporated herein by reference)

      4.1     Restated Articles of Incorporation of the Registrant (filed as
              Exhibit 4.1 to the Joint Registration Statement (File No.
              333-55717) of the Registrant, 3333 Holding Corporation and Centex
              Development Company, L.P. on Form S-8, and incorporated herein by reference)

      4.2     By-laws of the Registrant (filed as Exhibit 3.2 to the Joint
              Annual Report of the Registrant, 3333 Holding Corporation and
              Centex Development Company, L.P. on Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference)

      4.3     Form of Indenture with respect to Senior Debt Securities ("Senior
              Indenture"), including form of Senior Debt Security, to be entered into between the Registrant and Chase Bank of Texas, N.A., as Trustee (filed as Exhibit 4.3 to the Registrant's Form S-3
              Registration Statement (File No. 33-61223), and incorporated herein by reference)

      4.4     Form of Indenture Supplement to Senior Indenture (filed as Exhibit
              4.4 to the Registrant's Form S-3 Registration Statement (File No.
              33-61223), and incorporated herein by reference)

      4.5     Indenture with respect to Subordinated Debt Securities
              ("Subordinated Indenture"), including form of Subordinated Debt
              Security, dated as of March 12, 1987, between the Registrant and Texas Commerce Bank National Association, as Trustee (filed as
              Exhibit 4.7 to the 1993 10-K, and incorporated herein by reference)

      4.6     Form of Indenture Supplement to Subordinated Indenture (filed as
              Exhibit 4.4 to the Registrant's Form S-3 Registration Statement
              (File No. 33-8928), and incorporated herein by reference)

      5.1     Opinion of Raymond G. Smerge, Esq.

     12.1     Computation of Ratio of Earnings to Fixed Charges

     23.1     Consent of Arthur Andersen LLP

     23.2 Consent of Raymond G. Smerge, Esq. (contained in his opinion filed as Exhibit 5.1)

     24.1 Power of attorney of certain signatories (contained on signature page included in Part II of the Registration Statement)

     25.1     Form T-1 Statement of Eligibility and Qualification under the
              Trust Indenture Act of 1939, as amended, with respect to Trustee for Senior Debt Securities

     25.2     Form T-1 Statement of Eligibility and Qualification under the
              Trust Indenture Act of 1939, as amended, with respect to Trustee for Subordinated Debt Securities

     99.1     Form of Prospectus Supplement (contained in Part I of this
              Registration Statement)